SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of    February, 2004

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐ Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 19, 2004 Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 Website : www.bwalk.com

February 19, 2004

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK TO DELIST FROM THE NEW YORK STOCK EXCHANGE

Calgary, Alberta — February 19, 2004 – Boardwalk Equities Inc. (BEI- TSE; NYSE)

The previously announced voluntary de-listing of the Common Shares from the New York Stock Exchange is expected to be effective prior to the opening of the market on February 23, 2004. It is therefore anticipated that trading in the Common Shares on the NYSE will cease at the close of the market on Friday, February 20, 2004. The common shares will continue to be traded on the Toronto Stock Exchange under the symbol “BEI”.

The Board of Directors of BEI, at a meeting held on January 8, 2004 resolved to apply to de-list the common shares from the New York Stock Exchange. Recent regulatory changes in the United States will significantly increase the cost of complying with US securities laws. Although the directors believe that benefits are derived from the Corporation’s listing on the prestigious NYSE, the Board feels that these benefits are outweighed by the significantly increased compliance costs of such listing. It should also be noted that the majority of the trades in the Corporation’s shares are completed through the facilities of the Toronto Stock Exchange and accordingly a liquid market for the shares of the Corporation will continue to exist.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,400 units totaling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange under the symbol BEI. The Company has a total market capitalization of approximately $2.3 billion.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.